

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 30, 2006

Joshua A. Sherbin, Esq.
General Counsel
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, MI 48304

> **Re:** **TriMas Corporation**
> **Registration Statement on Form S-1**
> **Filed August 3, 2006**
> **File No. 333-136263**

Dear Mr. Sherbin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided. You must file this amendment prior to circulating the prospectus.

2. We note that in 1998, TriMas was acquired by Metaldyne and in November 2000 Metaldyne was acquired by an investor group led by Heartland and Credit Suisse. Credit Suisse is currently a 25% beneficial owner of Metaldyne's common stock

and will be an underwriter in this offering. Metaldyne and Heartland as a group beneficially own at least 84% of the company. Please explain to us whether you believe Credit Suisse is an affiliate of the company and whether it will be making a market in the securities.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

4. Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

5. Please update the information in your next amendment to comply with Rule 3-12 of Regulation S-X.

6. We may have further comment once items that are currently blank, such as the capitalization and dilution tables, are completed.

7. Please revise your 1934 Act filings to address our comments on your Form S-1, if applicable.

Table of Contents, page i

8. We note your disclosure that investors should rely only on the information contained in this prospectus. If you intend to use any free writing prospectuses, you should consider removing this language when you have a Section 10 prospectus available, as you will be liable for, and investors would be entitled to rely upon, that information.

Prospectus Summary, page 1

Our Company, page 1

9. Currently you highlight only positive information in the summary. For example, you disclose net sales of $1,010.1 million for the year ended December 31, 2005, but do not disclose your net loss of ($45.9) million for the same period. As another example, you do not disclose your substantial debt. Revise your summary to present a balanced view of your company.

10. Disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was

prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

Company Background and Our Controlling Shareholder, page 4

11. Please briefly describe the relationships among the company and the controlling shareholders. For example, disclose that in 1998 you were acquired by Metaldyne Corporation and in November 2000, Metaldyne was acquired by an investor group led by Heartland Industrial Partners, L.P. and Credit Suisse. Describe any relationship between Metaldyne (f/k/a MascoTech, Inc.) and Masco Capital Corporation. Disclose that Samuel Valenti is affiliated with all three controlling shareholders.

12. Disclose that the executive officer and directors as a group control 95% of the company and will continue to control the company after the offering.

Risk Factors, page 11

13. Delete the language in the middle of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

14. We note your disclosure in the last two sentences of the second paragraph of "Off-Balance Sheet Arrangements" concerning risks if you fail to renew or replace your receivable facility. Please revise your risk factors to disclose this risk under its own heading.

We have substantial debt . . . , page 12

15. Disclose that your debt was downgraded by Moody's Investors Services and explain why.

16. Also, please consider adding a separate risk factor to disclose risks related to a ratings downgrade in your company or debt securities.

We may incur material losses and costs as a result of product liability . . . , page 14

17. Quantify the damages sought in the asbestos liability complaints that do provide such specific information in order to disclose the magnitude of these claims. Please also provide this information in the Business section under Legal

Proceedings on page 82. Disclose how many claimants do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $," etc. In that regard, we note your disclosure on page 82 in the second to last paragraph.

Although we already file periodic reports . . . , page 20

18. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." The risks you disclose relating to being a public company could apply to any issuer in your industry and even in other industries. Furthermore, you already are a public filer. If you elect to retain this general risk factor, you must clearly explain how it applies to your company or offering. For example, quantify and state the amount of increased expenses you expect to incur in bringing your company into compliance with Sarbanes Oxley requirements.

If we fail to maintain an effective system of internal controls . . . , page 21

19. Disclose in the risk factor heading that your disclosure controls and procedures are ineffective. Also briefly describe the material weaknesses in internal controls that you and your auditors have identified.

Use of Proceeds, page 24

20. Please disclose the maturity dates of your credit facilities and senior subordinated notes.

21. Please revise to quantify your intended allocation of the proceeds between debt repayment and buyout of operating leases. Please also revise your filing to include pro forma financial statements giving effect to the repayment of debt and buyout of operating leases.

Dilution, page 27

22. Please also provide dilution information assuming the underwriters exercise the over allotment option.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 30
Key Indicators of Performance, page 33

23. On page 9 you state that you compensate for the limitations of the non-GAAP measure you refer to as Adjusted EBITDA by relying primarily on your GAAP

results, using Adjusted EBITDA only supplementally. It is unclear how this is consistent with your statement on page 33 that "Adjusted EBITDA is the best indicator of our ability to service and/or incur indebtedness…" Please also revise your disclosure so that you do not imply that Adjusted EBITDA is a better indicator than amounts computed in accordance with GAAP.

24. On page 33 you state that you believe Adjusted EBITDA facilitates operating performance comparisons from company to company. Please revise your disclosure to clarify how this is consistent with your statement on page 34 that Adjusted EBITDA has limited usefulness as a comparative measure between you and other companies in your industry.

25. You present Adjusted EBITDA as a measure of both performance and liquidity. Adjusted EBITDA excludes several items that required or will require cash settlement. However, Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures other than the measures EBIT and EBITDA. Please tell us how your presentation of Adjusted EBITDA as a liquidity measure is consistent with Item 10(e) of Regulation S-K and Question 10 in our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures or revise accordingly.

26. On page 35 you state that "restructuring and integration efforts [are] not eliminated in determining Adjusted EBITDA, but that [you] would eliminate [these charges] in evaluating the quality of…Adjusted EBITDA." Please revise this statement to clarify its meaning.

27. You indicate that you expect consolidation, restructuring and integration efforts to continue. Accordingly, it is unclear why it is appropriate to eliminate the related asset impairment charges from Adjusted EBITDA. Please refer to Question 8 in our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. At a minimum, you should disclose the manner in which you compensate for the exclusion of these ongoing charges from Adjusted EBITDA and identify the substantive reasons why you believe Adjusted EBITDA provides useful information to investors regarding your performance.

28. Please disclose how the loss on sale leaseback of $18.2 million incurred in 2003 has been classified on the statement of operations.

Segment Information and Supplemental Analysis, page 35

29. Please revise your presentation of summarized segment results on pages 36 and 38 to include a reconciliation of the sum of the segment performance measure you refer to as Adjusted EBITDA to GAAP net income. Please refer to Question 19 from the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-

GAAP Financial Measures.

Results of Operations, page 38

30. Please discuss Adjusted EBITDA by segment for each period presented. Your discussion should indicate the business reasons for changes in Adjusted EBITDA between periods for each segment, and to the extent practicable you should quantify the impact of the individual business reasons discussed. In addition, you should discuss and quantify the components of the Corporate Expenses and Management Fees line item from your presentation of Adjusted EBITDA on page on page F-36 for each period presented.

Liquidity and Capital Resources, page 54

31. Please disclose the computation of the leverage ratio, including how the numerators and denominators reconcile to GAAP amounts in your financial statements.

32. Please disclose whether you are in compliance with the financial ratios in your credit facilities.

Commitments and Contingencies, page 57

33. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

34. Explain why you refinanced your debt in 2006.

Off-Balance Sheet Arrangements, page 57

35. Please clarify the importance to the company of the off-balance sheet arrangements in respect of your liquidity, capital resources, market risk support, credit risk support or other benefits. See Item 303(a)(4)(i)(B) of Regulation S-K.

Technology, page 80

36. Disclose how many patents you own.

Legal Proceedings, page 81

37. Please provide the information required by Question 3 to SAB Topic 5:Y related to the claims against you for asbestos-related injuries, including tabular disclosure of the number of claims pending at each balance sheet date, the number of claims

filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Otherwise, please tell us why you believe such disclosure is not required.

Management, page 83

38. As disclosed in the 2006 Metaldyne proxy statement, disclose Samuel Valenti's affiliation with Heartland, Metaldyne and Valenti Capital LLC. Disclose whether any other directors or executive officers are also affiliated with Heartland, Metaldyne and/or Masco. Also revise the disclosure on page 100 to reflect Mr. Valenti's affiliation with Heartland.

39. Describe any arrangement or understanding between any executive officer or director and any other person(s) pursuant to which he was or is to be selected as an officer or director. We note your disclosure regarding the Heartland and Metaldyne shareholders agreement. See Item 401(a) and (b) of Regulation S-K.

Principal Stockholders, page 94

40. In the rows reflecting the shares of Samuel Valenti and directors and officers as a group, please tell us why you did not include the shares of common stock held by Masco Capital, of which Mr. Valenti is president and director. Alternatively, please revise to include these shares in those rows.

41. Since Messrs. Valenti, Becker, and Cohen are directors of Metaldyne, please tell us why you did not include the shares held by Metaldyne as also beneficially held by those directors. Alternatively, please revise to include those shares for these directors.

Related Party Transactions, page 96

42. Please tell us where the Heartland Advisory Agreement and the Management Rights Agreement are filed or file these agreements as exhibits.

Financial Statements
Report of Independent Registered Public Accounting Firm, pages F-2 and S-1

43. Please amend your filing to include a signed audit opinion and consent from your independent accountant. Please also ensure that the consent covers each reference to the firm, rather than just some references. For example, page 58 references the firm and is not covered by the consent.

Statement of Shareholders' Equity, page F-6

44. Please consider adding a column disclosing the changes in the number of shares issued and outstanding.

Note 3 – Summary of Significant Accounting Policies, page F-8

45. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote, the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

46. Please disclose your presentation of consideration paid to customers. If you do not treat such consideration as reduction of sales, you should also disclose the amounts included in each expense line item. Please refer to EITF 01-9.

Note 7 – Goodwill and Other Intangible Assets, page F-17

47. You appear to amortize your customer relationship intangibles under the straight-line method assuming useful lives between six and 40 years. However, customer relationships typically have a higher rate of attrition in earlier periods with the rate of attrition declining over time. In these circumstances, the majority of cash flows derived from the acquired customer base will be recognized in income in the earlier periods, with reduced cash flows in later years. In such circumstances, an accelerated method of amortization would result in the most appropriate allocation of the intangibles cost to the periods benefited. Please tell us why you believe that the straight-line method of amortization is more appropriate than an accelerated method of amortization for the customer relationship intangibles. Please refer to paragraph 12 of SFAS 142.

48. You amortize certain customer relationship intangibles using a 40-year useful life. Please tell us how you determined that a 40-year useful life is appropriate. Your response should include detailed information regarding your estimate of the useful life, an explanation for the basis for all significant assumptions, and any

supporting data necessary to understand your conclusion. See paragraph 12 of SFAS 142.

49. Please tell us whether you maintain records and controls to compare the actual and estimated attrition for each material customer group within the distribution network throughout its economic life, and whether you revise accounting estimates on a timely basis when adverse trends develop. Please refer to paragraph 14 of SFAS 142.

Note 18 – Stock Options and Awards, page F-33

50. Please provide us with an analysis of the stock-based compensation that you granted from January 1, 2006 through the date of your response letter. Tell us how you determined the fair value of your common stock at each relevant date. To the extent applicable, please reconcile the fair values you determined for your common stock to contemporaneous equity transactions and the anticipated IPO price range.

51. Please tell us how you determined your assumed stock price volatility of 30%.

Note 19 – Segment Information, page F-34

52. Please reconcile Adjusted EBITDA to net income. Please also reconcile operating net assets to total assets. See paragraph 32 of SFAS 131.

53. It is unclear why Adjusted EBITDA in this note is different from Adjusted EBITDA presented elsewhere in the filing. Please revise accordingly.

54. Please revise the table of non-United States revenues and assets on page F-37 to include amounts attributed to the United States and reconcile to the amounts presented in your financial statements. Please refer to paragraph 38 of SFAS 131.

Summary Quarterly Financial Data, page F-40

55. Please disclose the per share data required by Item 302(A)(1) of Regulation S-K.

Item 15 – Recent Sales of Unregistered Securities, page II-2

56. Please disclose grants of options and warrants along with their terms and fair values at issuance. Please also disclose the business reason for each issuance.

57. Please also provide disclosure for stock appreciation rights and restricted shares issued to your employees, consultants or directors.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Watkinson at (202) 551-3741 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jonathan A. Schaffzin, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005